Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen 518000

The People’s Republic of China

February 26, 2025

VIA EDGAR

Ms. Christine Dietz

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xunlei Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed on April 23, 2024 (File No. 001-35224)

Dear Ms. Dietz,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 10, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024 (the “2023 Form 20-F”) and the Company’s response letter to the Staff’s comments regarding the 2023 Form 20-F submitted on September 6, 2024 and the subsequent calls with the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2023

Note 2. Summary of significant accounting policies

(k) Goodwill, page F-19

1.	We note your response to prior comment 2 and the subsequent calls with the Staff. As noted on the December 10, 2024 call, the Staff objects to your conclusion that “Net Cash” should be added to your market capitalization to arrive at fair value. Therefore, considering that your market capitalization is substantially below your consolidated book value, please explain to us how you concluded that your goodwill was not impaired as of December 31, 2023.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

February 26, 2025

Response:

Goodwill Impairment Assessment

The Company appreciates the Staff’s comments and respectfully submits the following response to further clarify our goodwill impairment assessment as of December 31, 2023.

As part of our annual goodwill impairment test, the Company engaged a third-party valuation specialist to assist in determining the fair value of the Xunlei reporting unit ("Xunlei RU"). The assessment was performed in accordance with ASC 350-20 and related US GAAP guidance, under the income approach (discounted cash flow, "DCF" model). The fair value determined by the DCF model exceeded the carrying value of Xunlei RU, indicating that goodwill was not impaired as of December 31, 2023.

Evaluation of Market Capitalization as an Indicator of Fair Value

ASC 350-20-35-3C requires entities to consider whether there are events or circumstances that indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. A decline in market capitalization is one of the factors that shall be assessed in conjunction with other qualitative and quantitative factors.

We acknowledge that the Company’s market capitalization as of December 31, 2023, was substantially below its consolidated book value. In response to this observation, we conducted a reconciliation analysis to evaluate potential discrepancies between our DCF-based fair value estimate of a controlling shareholder valuation and the Company's market capitalization.

In evaluating the relevance of the company’s market capitalization as derived from a non-controlling shareholder price of the ADRs, we note the following factors that we considered:

1.	Liquidity and analyst coverage issues: The Company’s American Depositary Receipts (ADR) are thinly traded and lack any analyst coverage. These conditions may have influence on market pricing in a way that does not necessarily reflect the operating performance or the long-term cash-generation ability of the business which a controlling party would acquire the Company for.

2.	Structural Considerations: Factors specific to the Company, including adjustments to reflect a controlling interest, the need for a Variable Interest Entity (VIE) structure for non-Chinese investors, and the associated tax considerations on distributing excess cash via dividends to foreign investors, contribute to the observed market discrepancies.

3.	Impact of net cash balance: As of December 31, 2023, the Company held approximately net cash of USD 236 million, whereas its market capitalization was USD105 million. If market participants were attributing substantial value to the net cash balance, this would imply a significant negative enterprise value, which is inconsistent with the Company’s historical and projected financial performance. We believe that a controlling shareholder who would acquire the company would be a Chinese person or entity and would value the net cash in addition to the value of the operations.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

February 26, 2025

Thus, we concluded that market capitalization did not provide a reasonable measure of fair value of the Company as of December 31, 2023 and 2024 in our case. The reconciliation analysis to market capitalization serves as a qualitative check to ensure that we evaluate and consider potential contradictory evidence that would indicate that the fair value of the reporting unit is less than its carrying amount. Based on our comprehensive and balanced analysis, the Company holds that its DCF model serves as a reasonable basis of its fair value determination.

DCF Model as a Reliable Fair Value Estimate

In accordance with ASC 820 (Fair Value Measurement) and ASC 350-20, the Company believes that its DCF model provides a more appropriate and relevant measure of fair value for the following reasons:

•	DCF Model Robustness: The DCF model is based on conservative long-term cash flow projections (5 years) and has undergone sensitivity analyses to evaluate the reliability of estimated cash flows.

•	DCF Model is a commonly accepted valuation methodology: The income approach is widely used in accounting and finance to estimate fair value, particularly when the market may not reflect fundamental value due to liquidity constraints or other market inefficiencies.

•	As noted above, the market capitalization derived from the ADR price implied a significant negative value for the operating business that had a track record of positive cash flows and the company expected to continue to have positive cash flows. Because there is no analyst coverage, we do not have insight into how the market is evaluating our net cash and investments but it is not reasonable that the operating business has a negative value.

Goodwill Impairment Assessment in FY24

As part of our ongoing goodwill assessment, we provide the following information with respect to our annual FY 24 impairment test for consideration as well.

The Company conducted an impairment test for Xunlei RU as of December 31, 2024 in accordance with ASC 350, using the income approach and compared it to the carrying value of the assets and liabilities, including goodwill, of Xunlei RU.

Considering the actual business results in the latter part of 2024 and trends in our business and market growth, we have updated our projections and assumptions in our DCF valuation for our 2024 goodwill assessment. Based on the impairment test, the fair value of Xunlei RU was below its carrying value resulting in a full impairment of approximately US$20.7 million.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

February 26, 2025

Market competition and pricing pressure that caused our updated forecast and the resulting impairment of goodwill occurred in late 2024 (and have continued to date in 2025 and we forecast will continue during our forecast period). This is different from the market conditions that informed our prior DCF and do not impact the assumptions in our FY23 impairment test and our assessment conclusion of the fair value of the Xunlei RU as of December 31, 2023.

Additional disclosure under the critical accounting estimates will be made when we file our 20-F for 2024. We propose to disclose the following:

Changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024 were as follows:

(In thousands)	December 31, 2023	December 31, 2024
Beginning balance	21,179	20,826
Foreign currency translation adjustments	(353)	(78)
Accumulated impairment	—	(20,748)
Ending balance	20,826	—

The US$20.7 million impairment of goodwill in 2024 was made mainly as the financial performance of the Company’s cloud computing business declined significantly in late 2024 which we believe will be a sustained trend that has been reflected in our estimated future results from this business.

Conclusion

The Company performed a goodwill impairment test in accordance with ASC 350-20, utilizing the DCF model, which is a widely accepted valuation technique. The Company carefully considered market capitalization as a potential impairment indicator, but due to the factors outlined above (liquidity, lack of analyst coverage, and structural considerations), we concluded that market capitalization did not provide a reasonable measure of fair value of the Company from a controlling party perspective. The DCF model resulted in a fair value exceeding the carrying value, supporting the conclusion that goodwill was not impaired as of December 31, 2023.

We respectfully submit the above response for your consideration and will be available to discuss any further questions.

*           *          *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 0755 6111 1571 or zhounaijiang@xunlei.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,
Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou

Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

cc:	Jinbo Li, Chairman of the Board and Chief Executive Officer, Xunlei Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP